

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Strauss Zelnick
Chairman and Chief Executive Officer
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, New York, 10036

> **Re: Take-Two Interactive Software, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 14, 2022**
> **File No. 333-263511**

Dear Mr. Zelnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology